SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Commission File No. 33-46641

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan)

ENERGEN CORPORATION

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of PricewaterhouseCoopers, are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

W. D. SELF June 18, 2002

W. D. SELF Date

Chairman of Energen Benefits Committee and

Vice President-Human Resources and

Administration, Energen Corporation

G. C. KETCHAM June 18, 2002

G. C. KETCHAM Date

Member of Energen Benefits Committee and

Executive Vice President, CFO and Treasurer,

Energen Corporation

Energen Corporation Employee Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2001 and 2000 and

Year Ended December 31, 2001

Pages

Report of Independent Accountants 1

Financial Statements:

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000 2

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001 3

Notes to Financial Statements 4 - 8

Supplemental Schedules:

Schedule of Assets (Held At End of Year)

December 31, 2001 9

Schedule of Reportable Transactions

Year Ended December 31, 2001 10 - 11

Report of Independent Accountants

To the Energen Benefits Committee

Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energen Corporation Employee Savings Plan (the Plan) at December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 May 17, 2002

	2001	2000

ASSETS

Investments, at fair value (Notes 4 and 5):
Energen Corporation common stock	$ 78,013,146	$ 98,313,857
Other investments	58,683,249	60,093,594
Employer contributions receivable	537,590	658,432
Employee contributions receivable	365,189	365,303

Total assets	$ 137,599,174	$ 159,431,186

NET ASSETS AVAILABLE FOR BENEFITS

Net assets available for benefits	$ 137,599,174	$ 159,431,186

Additions:
Employer contributions	$ 3,486,311
Employee contributions	3,872,631
Interest and dividend income (Notes 4 and 5)	4,174,871
Increase in cash surrender value	5,266

Total additions	11,539,079

Deductions:
Net depreciation in fair value of investments (Notes 4 and 5)	26,958,791
Distributions to participants	6,402,701
Insurance premiums	4,959
Fees and other distributions	4,640

Total deductions	33,371,091

Net decrease	(21,832,012)

Net assets available for benefits:
Beginning of year	159,431,186

End of year	$ 137,599,174

  Description of Plan

  The following description of the Energen Corporation Employee Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

  General - The Plan was established to cover substantially all employees of Energen Corporation and its subsidiaries (the Employer). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

  Employees are eligible to participate in the Plan after completing six months of service as defined in the Plan.

  The Plan is administered by the Energen Benefits Committee (Administrative Committee) whose members are appointed by the Board of Directors of the Employer. The assets of the Plan are held and invested by Vanguard Fiduciary Trust Company (the Trustee). Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

  Contributions - Contributions to the Plan may consist of employee elective contributions, employer matching contributions, Employee Stock Ownership Plan (ESOP) contributions, and rollover contributions. Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee's compensation, not to exceed 15% thereof and not less than 2% thereof. Employer matching contributions are invested directly into Energen Corporation common stock (Energen stock). This contribution is currently 50% of each employee's elective contribution not to exceed 6% of the employee's compensation. Contributions by highly compensated employees are subject to certain limitations. The Employer has the discretion to increase the employer matching contribution percentage.

  Employer ESOP contributions are presently being funded each quarter and are at the discretion of the Employer. The formula used to allocate the employer ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age.

  Investment Options - The Plan provides for separate investment programs which allow participants to direct their investing among different investment options. The Plan offers twelve mutual funds, one money market fund, and Energen stock as investment options for participants.

  Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant's payroll on a tax deferred basis along with other employee elective contributions to the Plan. The Employer then directly remits payment to the insurance company to cover the insurance premiums.

  Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance as defined in the Plan. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on outstanding loans range from 5.75% to 11.5% at December 31, 2001 and from 7% to 11.5% at December 31, 2000.

  Participants' Accounts/Benefits - An account is maintained for each participant in the Plan. The accounts are credited with the employees' elective contributions, their allocated portion of the employer matching and ESOP contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

  A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. However, total distribution must be taken no later than April 1 following the year the participant reaches age 70-1/2. Investment of a participant's account in Energen stock shall be distributed in the form of a lump-sum distribution of either Energen stock or cash as the participant (or beneficiary) elects.

  Vesting - Each participant has a fully vested and nonforfeitable right in any employee elective and rollover contributions and earnings thereon. A participant's employer matching and employer ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or five years of service.

  Forfeitures - Forfeitures occur when a nonvested participant receives a distribution of the fully vested value of their account or when a nonvested participant is absent from service with the Employer for a period of 60 consecutive months commencing on the participant's date of separation as defined in the Plan. Forfeitures for the year ended December 31, 2001 were approximately $147,507 and were held primarily in the Vanguard Prime Money Market Fund. The Employer uses all forfeitures to reduce subsequent employer contributions to the Plan.

  Termination - The Employer retains the right to amend or terminate the Plan at any time. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries or reduce a participants' accrued benefit. In the event of termination, the Administrative Committee may, with the Employer's approval, either (1) continue the Trust Fund either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Administrative Committee. Any asset not required to be distributed to participants will be returned to the Employer.

  Summary of Significant Accounting Policies

  Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

  Investments - Energen stock, mutual funds, and the money market fund are valued at fair market value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Participant loans are valued at cost which approximates fair value.

  Purchases and sales of investments are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded when earned.

  The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Contributions - Contributions from the Employer are accrued based on amounts declared by the Employer's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participants' payroll.

  Administrative Fees - The Employer provides certain administrative and accounting services to the Plan at no cost and also pays certain other administrative expenses on behalf of the Plan.

  Reclassification - Certain items in the financial statement at December 31, 2000 have been reclassified in order to conform to the classifications used at December 31, 2001.

  Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

  Risks and Uncertainties - The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

  Income Tax Status

  The Internal Revenue Service has determined and informed the Plan by a letter dated July 3, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter.

  Effective January 30, 2002, the Plan was amended and restated. The Employer has not yet received a determination letter for the amended and restated Plan. The Plan's administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan continues to qualify under Section 401(a) and continues to be tax-exempt at December 31, 2001 and 2000. Therefore, no provision for income taxes is included in the Plan's financial statements.

  Investments

  Investment information at December 31, 2001 and 2000 and for the year ended December 31, 2001 is as follows:

		2001		2000
		Market	Cost	Market	Cost

*	Energen Corporation common stock	$ 78,013,146	$ 46,270,468	$ 98,313,857	$40,539,583
	Money market fund	10,779,654	10,779,654	10,903,064	10,903,064
	Mutual funds	42,643,810	40,596,938	44,222,889	37,500,826
	Participant loans	5,188,662	5,188,662	4,901,784	4,901,784
	Cash surrender value of life insurance	71,123	71,123	65,857	65,857

		$136,696,395	$102,906,845	$158,407,451	$93,911,114

  The Plan's investments (including investments bought and sold, as well as those held during the year) had net depreciation in fair value of $26,958,791 during the year ended December 31, 2001, as follows:

*	Energen Corporation common stock	$ 22,418,318
	Mutual funds	4,540,473

		$ 26,958,791

  The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2001 and 2000:

Market
		2001	2000

*	Energen Corporation common stock	$ 78,013,146	$ 98,313,857
	Vanguard 500 Index Fund	$ 14,890,777	$ 16,406,499
	Vanguard Prime Money Market Fund	$ 10,779,654	$ 10,903,064
	Vanguard Morgan Growth Fund	$ 6,885,668	$ 8,098,026

  *Investment includes both nonparticipant-directed and participant-directed activity.

  Nonparticipant-Directed Investments

  Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment are as follows:

	December 31,
	2001	2000
**Net Assets:
Energen Corporation common stock	$ 78,013,146	$ 98,313,857
Employer contributions receivable	537,590	658,432
Employee contributions receivable	43,065	39,007

	$ 78,593,801	$ 99,011,296

	Year
	Ended
	December 31,
	2001
**Changes in Net Assets:
Employer contributions	$ 3,486,310
Employee contributions	432,144
Dividend income	2,137,061
Net depreciation in fair value of investment	(22,418,318)
Distributions to participants	(3,158,779)
Fees and other distributions	(120)
Transfers to participant-directed investments	(895,793)
	$ (20,417,495)

**	Amounts disclosed include participant-directed and non-participant directed amounts and activity.

  Subsequent Events

Effective January 30, 2002, the Plan was amended and restated. This amendment increased the maximum employee elective contribution percentage from 15% to 30%. In addition, employees will be eligible to participate in the Plan after completion of three months of service. The amendment also changed the vesting schedule for a participant's account. A participant's employer matching and employer ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or three years of service.

Supplemental Schedules

			c.	Description of Investment Including
	b.	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,			e.	Current
a.		Lessor, or Similar Party		Collateral, Par or Maturity Value	d.	Cost		Value

*		Energen Corporation		Common stock		$46,270,468		$ 78,013,146
*		Vanguard Morgan Growth Fund		Mutual fund		**		6,885,668
*		Vanguard 500 Index Fund		Mutual fund		**		14,890,777
*		Vanguard Prime Money Market Fund		Money market fund		**		10,779,654
*		Vanguard Wellington Fund		Mutual fund		**		6,295,809
*		Vanguard Long-term Corporate
		Fund		Mutual fund		**		2,033,865
*		Vanguard Windsor II Fund		Mutual fund		**		5,467,490
*		Vanguard International Growth Fund		Mutual fund		**		2,206,484
*		Vanguard Life Strategy Growth Fund		Mutual fund		**		1,573,781
*		Vanguard Small-Cap Index Fund		Mutual fund		**		1,113,237
*		Vanguard Life Strategy Income Fund		Mutual fund		**		69,459
*		Vanguard Life Strategy
		Conservative Growth Fund		Mutual fund		**		351,763
*		Vanguard Intermediate-Term
		Corporate Fund		Mutual fund		**		935,336
*		Vanguard Life Strategy
		Moderate Growth Fund		Mutual fund		**		820,141
*		Participant loans		Various maturity dates and rates
				ranging from 5.75% to 11.5%		**		5,188,662
		First Colony Life Insurance Company		Cash surrender value of life insurance		**
				policies				71,123

								$136,696,395

*	Denotes party-in-interest to the Plan.
**	Cost of participant-directed investments is not required.

I.	Single transactions exceeding 5% of assets.

NONE

II.	Series of transactions involving property other than securities.

NONE

III.	Series of transactions of same issue exceeding 5% of assets.

Schedule Attached.

NOTE - Information required in Columns e, f, and h is inapplicable.

IV.	Transactions in conjunction with same person involved in reportable single transactions.

NONE

a.	Identity of	b.	Description	c. Purchases		d. Sales		g.	Cost of	i.	Net Gain
	Party Involved		of Asset	Price	Number	Price	Number		Asset		or (Loss)

Energen Corporation			Common Stock	$ 10,076,533	130	$7,958,927	168	$ 4,345,650		$ 3,613,277

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-46641) of Energen Corporation of our report dated May 17, 2002 relating to the financial statements of the Energen Corporation Employee Savings Plan, which appears in this Form 11-K.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Birmingham, Alabama

June 3, 2002